Filed by The E.W. Scripps Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934,
Subject Company: Journal Communications
Commission File No.: 001-31805

Editor's Notebook
For Scripps, Digital Is Destiny
By Michael Depp
NetNewsCheck, August 15, 2014 7:15 AM EDT
No matter how often I encounter it, I still can’t believe how marginal so many TV broadcasters continue to see their digital platforms. To them, the cautionary tale of the newspaper industry’s near death throes seems to exist in a parallel universe with which they will never intersect.
Not so at The E.W. Scripps Company, which knows firsthand from its own 13 newspapers all about the violent velocity of a tailspin. Under the leadership of CEO Rich Boehne and Digital SVP Adam Symson, the company is engaged in an earnest effort at multifront innovation to do a rare thing in local media — proactively getting in front of its destiny.
But controlling that destiny also means making some big bets, and Scripps has proven itself willing to do so. Scripps is putting down those bets to the tune of $20 million to $25 million, a number that Boehne concedes is still not enough. Having just announced his company’s merger with Journal Communications, Boehne is also still adamant that such consolidations don’t absolve smart broadcasters of the need to innovate. “[Broadcasters] for the past several years have been so obsessed with consolidation that we have not played a strong role in building and leading the evolution of television like broadcasters have done historically,” he says.
So far, Scripps’ own riskiest bet has been its paywall around premium content at WCPO, the subject of our opening story in this week’s series. However, six months after its launch, it’s far from clear that the program, dubbed WCPO Insider, is having any kind of demonstrable impact on its market. Part of that may be blamed on marketing, as so far, that has been so grassroots as to be downright stealthy. Still awaiting the launch of a marketing campaign that seems to have had more background planning than the Normandy invasion, Cincinnati viewers can be forgiven for still not knowing that there’s anything going on.
Most of WCPO Insider’s value proposition so far rests on a content ramp-up, and there, too, it’s not clear that the product has made a sufficient dent. Symson says that media products need to be “loveable or necessary,” and judging from the Insider impact so far, it seems to have more of the former quality to the more easily converted.
Now, subscribers are essentially getting a series of text articles and slideshows that are coming more from a newspaper’s wheelhouse than the standard TV Web fare. On that front, the Gannett-owned Cincinnati Enquirer is still outgunning WCPO with a bigger newsroom and more resources to throw at any given story. WCPO won’t be able to win this market by simply outnewspapering a newspaper.
The Enquirer is already on notice and is ramping up its own digital efforts. Scripps has a narrowing window to show it can be more digitally centric and innovative on the content level itself, truly showing the market something it has never seen before and can get excited about.
Its Digital Solutions Group, however, is already working that front. One standout project from this, the company’s entrepreneurial hub, is Youthletic, an innovative youth sports portal meant to hold real utility value for its users, namely parents looking to place their kids in good local sports programs. It’s a smart move to stake out and consolidate an underserved niche with serious potential to take root in other markets if it meets with success in Cincinnati.
Other media companies would be wise to take note of Scripps’ strategy here — moving on to a parallel front to its core operations and competencies to open new lines of business. They also ought to be wary of Scripps’ confidence here in its capacity to herd cats.
There are other lessons local media companies can glean from Scripps. The long-term investments it’s making in a digital-only sales force ought to be emulated by any company with the wherewithal to do so. Less clear, but nonetheless compelling, are the sounds it’s making about mobile development with plans to segment its audience there and better surface more individualized content for users.
Smart executives ought to prick up their ears at this, even if the products themselves have yet to drop from Scripps. Having spent some time with Dave Francois, the company’s director of mobile strategy and operations, I can attest firsthand that his work will be worth watching.
And that begets a last, critical takeaway about Scripps I gleaned from my time reporting there in Cincinnati and in many conversations since. It’s easy to forget that companies and institutions are people, powerfully infused by the tone and example set by their leaders. Scripps has a crucial advantage there, particularly in Boehne and Symson.
I’ve sat down with many publishers, and none exude the sense of serenity Boehne does, even as his talk is laced with revolution, uncertainty and instability. He betrays not the slightest doubt that digital is the way forward for media, and with a post-Journal merger canvas of 34 TV stations and 35 radio stations on which to test-drive his ideas, his impact and influence on the industry may grow. If it does, that’s a good thing. It also helps that as a former journalist, he has an innate understanding of content’s value that goes well beyond lip service, a characteristic all too rare at the top.
Meanwhile, it’s hard not to be infected by Symson’s zeal. I recently had a conversation with a former publishing executive who lamented that the industry has plenty of cult figures around digital journalism’s content who grab more than their share of trade press and social media attention. What it lacks is the equivalent figure on the revenue side, a person with the vision and determination to actually save the industry where it really needs to be saved — at its bottom line.
It’s just quite possible that Symson could be that figure, especially if he can come back in the next six months with some indisputable proof of success at WCPO, as well as flesh out some progress on the company’s important, but still vaguely realized, ambitions to better manage and use its data.
I think he has a better-than-even chance of doing it. After all, with WCPO Scripps has established a pattern of building something before it proselytizes about its value. It was me who knocked on Scripps’ door, asking to have a long look at the digital operations. What I’ve seen so far gives me reason to be genuinely excited.

Additional Information and Where to Find It
The proposed transactions involving Scripps and Journal will be submitted to the holders of Common Voting shares of Scripps and to the holders of Class A and Class B common stock of Journal for their consideration. In connection with the proposed transactions, Scripps will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be filed with the Securities and Exchange Commission (the “SEC”), and each of Scripps and Journal will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transactions with the SEC. Scripps urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and shareholders will be able to obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from

Scripps Investor Relations, Carolyn Micheli, at Carolyn.micheli@scripps.com or 513-977-3732, or from Journal at Jason Graham, Senior Vice President of Finance and Chief Financial Officer, at 414-224-2884 or jgraham@jrn.com.

Forward-Looking Statements
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Participants in Solicitation
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